UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

BLUE WORLD ACQUISITION CORPORATION

(Name of Issuer)

Class A Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G1263E102

(CUSIP Number)

Liang Shi

244 Fifth Avenue, Suite B-88

New York, NY 10001

212-726-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G1263E102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue World Holdings Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive voting power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 0%
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. G1263E102

Explanatory Note

This amendment No. 2 (the “Amendment”) to the Schedule 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2022, as further amended on October 24, 2023 ( the “Schedule 13D”).

This Amendment is being filed by Blue World Holdings Limited, a Hong Kong private company, relating to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Blue World Acquisition Corporation, a Cayman Islands exempted company with limited liability (the “Company” or the “Issuer”). Blue World Holdings Limited is the record holder of the shares reported herein.

This Amendment is being filed because the Reporting Person no longer beneficially owns any Ordinary Shares of the Company. Therefore, this Amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an “exit” filing for the Reporting Person.

Item 1. Security and Issuer.

This statement on the Amendment relates to the Class B ordinary shares, par value $0.0001 per share, of the Issuer (the “Class B Ordinary Shares”), automatically convertible into Ordinary Shares on one for one basis subject to certain adjustments upon the consummation of an initial business combination of the Issuer.

Issuer:	Blue World Acquisition Corporation

244 Fifth Avenue, Suite B-88, New York, NY 10001

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a)	This statement is filed by Blue World Holdings Limited, a Hong Kong private company (the “Reporting Person”).

(b)	The principal business address of Sponsor is 244 Fifth Avenue, Suite B-88, New York, NY 10001.

(c)	The Reporting Person is the sponsor of the Issuer and primarily involved in investment.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors ).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Reporting Person is a private company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. G1263E102

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Consummation of the Business Combination

On July 1, 2024 (the “Closing Date”), Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ” or the “Company”), consummated the previously announced business combination pursuant to the an Agreement and Plan of Merger, dated as of August 10, 2023 (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar,” together with PubCo, Merger Sub and SinCo, the “Group Companies,” or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo consummated the Pre-Merger Reorganization (as defined in the Business Combination Agreement), and (b) following the consummation of the Pre-Merger Reorganization, BWAQ merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). As a result of the Merger, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the Merger Effective Time (as defined in the Business Combination Agreement) were no longer outstanding and were automatically cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws.

Immediately prior to and in connection with the Merger, the Reporting Person transferred a total of 500,000 Class B Ordinary Shares to Fuji Solar and its financial advisor (the “Transfer”) pursuant to that certain Sponsor Support Agreement dated August 10, 2023, by and between the Company, the Reporting Person and PubCo. After the transfer, the Sponsor held 980,000 Class B Ordinary Shares. As a result of the Merger, the securities held by the Sponsor were automatically cancelled and, in exchange, the Sponsor received substantially equivalent securities of PubCo pursuant to the Business Combination Agreement.

As a result of the consummation of the Transfer and the Merger, as of the date hereof, the Reporting Person no longer beneficially owns any securities of the Company, including Ordinary Shares of the Company.

SCHEDULE 13D

CUSIP No. G1263E102

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Person.

(d)	N/A

(e)	As of July 1, 2024, the Reporting Person ceased to beneficially own more than 5% of the outstanding Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G1263E102

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
10.1*	Securities Subscription Agreement
10.2*	Securities Transfer Agreement, dated January 31, 2022, between the Sponsor and certain directors of the Issuer
10.3*	Private Placement Units Purchase Agreement, dated January 31, 2022, between the Sponsor and the Issuer
10.4	Agreement and Plan of Merger, dated as of August 10, 2023, among the by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd.
10.5*	Sponsor Support Agreement, dated August 10, 2023, among the Sponsor, the Issuer and TOYO Co., Ltd.
10.6	Amendment No. 1 to the Merger Agreement dated December 6, 2023, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd.
10.7	Amendment No. 2 to the Merger Agreement dated February 6, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company and Fuji Solar Co., Ltd.
10.8	Amendment No. 3 to the Merger Agreement dated February 29, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, Fuji Solar Co., Ltd., Belta Technology Company Limited, WA Global Corporation and BestToYo Technology Company Limited

*	Previously filed.

SCHEDULE 13D

CUSIP No. G1263E102

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

Blue World Holdings Limited

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Director